PEAKSOFT MULTINET CORP.
CONSOLIDATED FINANCIAL STATEMENTS
&
REPORT
FOR THE QUARTER ENDED 31 DECEMBER 2003

(Prepared by Management - Unaudited)

NOTICE TO READER

We, the management, have compiled the consolidated balance sheet of PeakSoft Multinet Corp. as at 31 December 2003 and the consolidated statements of operations and deficit and changes in cash flows for the quarter then ended. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information nor attempted to determine whether the statements contain departures from Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes.

/s/ Timothy W. Metz
Timothy W. Metz
President/CEO/Chairman
Bellingham, WA, U.S.A.
04 February 2004

04 February 2004

LETTER TO SHAREHOLDERS

Dear Shareholders;

A lack of operating capital made it necessary for the Company to cease all marketing and sales activities in May 2001. The Company expects that no sales or marketing activities will take place until the Company either obtains sufficient operating capital to execute its sales and marketing initiatives or finalizes a merger/acquisition transaction.

During the quarter, management continued to work toward the partial revocation of the cease trade orders issued by the Ontario Securities Commission and the British Columbia Securities Commission. The Alberta Securities Commission issued an Order, in July 2003, granting the partial revocation of the cease trade order that the Company sought in its applications in May 2003. These temporary cease trade orders had been issue due to the Company not filing its required financial statements in a timely manner.

Subsequent to the end of the period, the Ontario Securities Commission and the British Columbia Securities Commission joined the Alberta Securities Commission in issuing Orders granting the partial revocation of the cease trade orders that the Company sought in its applications in May 2003.

With the partial revocation of the cease trade orders and our current reporting status in both Canada and the United States, we are focusing upon merger/acquisition activities and believe that we will be able to secure opportunities for the Company in the near future.

Sincerely yours,

/s/ Timothy W. Metz
Timothy W. Metz
Chairman and Chief Executive Officer
04 February 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS
Period Ended December 31, 2003 Compared to Period Ended December 31, 2002

The following discussion should be read in conjunction with the financial statements and the notes thereto:

Revenue remained at CDN $0.0 for the period ended December 31, 2003 as it was in the comparable period in 2002. This is primarily due to the lack of operating capital to provide for sales and marketing. Cost of goods sold also remained at CDN $0.0 for the period ended December 31, 2003 as it was in the comparable period in 2002, again due to the lack of operating capital to provide for sales and marketing.

Amortization remained at CDN $ 0.0 for the period ended December 31, 2003 as it was during the comparable period in 2002. This was due to the disposition of fixed assets in 2001 and 2002.

General and administration expenses decreased from CDN $342,370 for the period ended December 31, 2002 in the comparable period in 2003 to CDN $96,730. This 71.7% decrease was primarily due to the forgiveness of debt by the directors subsequent to the end of the comparable period in 2002. During the period, the Company renewed its employment contract with key management personnel with the approval of the directors.

Selling and marketing expenses remained at CDN $0.0. This was primarily due to the lack of operating capital to provide for sales and marketing.

Research and development expenses remained at CDN $0.0 for the period ended December 31, 2003 in the comparable period in 2002. This was primarily due to management's continued focus on seeking a new business opportunity for the Company as well as the lack of operating capital.

The loss for the period was CDN $188,445 ($0.05 per share post-consolidation) down from, CDN $434,085 ($0.11 per share post-consolidation) in the comparable period in 2002 This decrease in the loss resulted primarily from the directors debt forgiveness.

Liquidity and Capital Resources

As of December 31, 2003, the Company had a cash balance of CDN $2,561.

Capital assets remained at CDN $0.0 for the period ended December 31, 2003 as it was in the comparable period in 2002 due to all Capital assets being transferred to Peak.com, Inc., which was sold to IncuLab in November 2000.

Net assets were decreased from CDN $51,528 for the period ended December 31, 2002 in the comparable period in 2003 to CDN $2,561.

Accounts payable and accrued liabilities increased from CDN $8,214,542 for the period ended December 31, 2002 to CDN $8,488,456 in the comparable period of 2003. This increase was primarily due to interest, unpaid remuneration as well as professional fess.

/s/ Timothy W. Metz
Timothy W. Metz
President

PeakSoft Multinet Corp
Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
31 December 2003 and 2002

----------------------------------------------------------------------------------------------------------------------
                                                              Quarter               Quarter                Year
                                                               Ended                 Ended                 Ended
                                                              31 Dec                31 Dec                30 Sept
                                                               2003                  2002                  2003
                                                                 $                     $                     $
----------------------------------------------------------------------------------------------------------------------

Assets
            Current Assets:

            Cash                                                    2,561                   605                   474
            Accounts receivable                                         -                   589
            Prepaids and deposits                                       -                50,333                 5,000
            ----------------------------------------------------------------------------------------------------------
                                                                    2,561                51,527                 5,474

            Capital assets                                              0                     0                     0

----------------------------------------------------------------------------------------------------------------------
                                                                    2,561                51,528                 5,474
======================================================================================================================

Liabilities and Shareholders' Equity

            Current liabilities:

            Accounts payable and accrued liabilities            3,587,712             3,313,798             3,402,180
            Notes Payable                                       4,900,744             4,900,744             4,900,744
            ----------------------------------------------------------------------------------------------------------

                                                                8,488,456             8,214,542             8,302,924

            Shareholders' Equity:

            Share capital                                       9,019,271             9,019,271             9,019,271

            Accumulated deficit                                17,505,166            17,182,284            17,316,721
            ----------------------------------------------------------------------------------------------------------

                                                               (8,485,895)           (8,163,013)           (8,297,450)

----------------------------------------------------------------------------------------------------------------------
                                                                    2,561                51,528                 5,474
=======================================================================================================================

PeakSoft Multinet Corp.
Consolidated Statement of Operations and Deficit (in Canadian dollars)
(Prepared by Management - Unaudited)
For the quarter ended 31 December 2003 and 2002

-----------------------------------------------------------------------------------------------------------------------------
                                                 Quarter               Quarter                YTD                  YTD
                                                  Ended                 Ended                Ended                Ended
                                                  31 Dec               31 Dec               31 Dec               31 Dec
                                                   2003                 2002                 2003                 2002
                                                    $                     $                    $                    $
-----------------------------------------------------------------------------------------------------------------------------

Sales                                                -                    -                    -                    -

Cost of goods sold                                   -                    -                    -                    -

-----------------------------------------------------------------------------------------------------------------------------
                                                            -                    -                    -                    -
Operating Expenses:
             General and administration                96,730              342,370               96,730              342,370
             Selling and marketing                          -                    -                    -                    -
             Research and development                       -                    -                    -                    -
             Amortization                                   -                    -                    -                    -
             ----------------------------------------------------------------------------------------------------------------
                                                       96,730              342,370               96,730              342,370
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted                 (96,730)            (342,370)             (96,730)            (342,370)

Interest on short-term notes                          (91,715)             (91,715)             (91,715)             (91,715)

Debt settlement with creditors                              -                    -                    -                    -
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations                      (188,445)            (434,085)            (188,445)            (434,085)

-----------------------------------------------------------------------------------------------------------------------------
Loss                                                  188,445              434,085              188,445              434,085

Accumulated deficit, beginning of period           17,316,721           16,748,199           17,316,721           16,748,199

-----------------------------------------------------------------------------------------------------------------------------
Accumulated deficit, end of period                 17,505,166           17,182,284           17,505,166           17,182,284
=============================================================================================================================

Loss per common share                                    0.05                 0.11                 0.05                 0.11

Shares Outstanding                                  3,830,974            3,830,974            3,830,974            3,830,974

PeakSoft Multinet Corp.
Consolidated Statement of Changes In Financial Position (in Canadian Dollars)
(Prepared by Management - Unaudited)
For the quarter ended 31 December 2003 and 2002

----------------------------------------------------------------------------------------------------------------------------
                                                    Quarter            Quarter               YTD                  YTD
                                                     Ended              Ended               Ended                Ended
                                                    31 Dec              31 Dec              31 Dec              31 Dec
                                                     2003                2002                2003                2002
                                                       $                  $                   $                    $
----------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):
Operations:
             Net earnings (loss)                      (188,445)           (434,085)            (188,445)           (434,085)
             Items not involving cash:
                  Amortization                               -                   -                    -                   0

             Change in non-cash operating              190,532             386,647              190,532             386,647
                  working capital
             ---------------------------------------------------------------------------------------------------------------
                                                         2,087             (47,438)               2,087             (47,438)
             ---------------------------------------------------------------------------------------------------------------

Financing:
             Increase (decrease) in
                  Obligation under capital leases            -                   -                    -                   -
             Issuance of notes payable                       -                   -                    -                   -
             Issuance of share capital                       -                   -                    -                   -
             ---------------------------------------------------------------------------------------------------------------
                                                             -                   -                    -                   -
             ---------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position                     2,087             (47,438)               2,087             (47,438)

Cash, beginning of period                                  474              48,043                  474              48,043

----------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                      2,561                 605                2,561                 605
============================================================================================================================

PEAKSOFT MULTINET CORPORATION

Consolidated notes to the Consolidated Financial Statements

(Prepared by Management - Unaudited)

Years ended 30 September 2003 and 2002

The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facilities.

1.  Continuing operations:

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2.  Significant accounting policies:

(a)  Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned American subsidiary, PeakSoft Multinet Corp.-USA. All significant inter-company transactions and balances have been eliminated on consolidation.

(b)  Revenue recognition:

Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

(c)  Foreign currency translation:

Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

(d)  Research and development:

Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

(e)  Use of estimates:

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

(f)  Financial instruments:

The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

3.  Notes payable:

                                                                               2003                      2002
                                                                                 $                         $

         Notes payable bearing interest at 12% per annum
         with interest paid quarterly, and specific repayment terms.          4,900,744                 4,900,744

4.  Deferred funds on proposed business transactions

The company received funds from another corporation to assist in future business endeavours.

5.  Share capital:

                                                                               Shares                    Amount
                                                                                 #                           $

      Authorized:
         Unlimited voting common shares without par value

      Issued:
         Balance, 01 October 1994                                                82,036                   94,580
         Issued amount year ended 30 September 1995:
                  Issued to founders                                            293,018                        -
                  Issued for cash                                               324,287                   948,865
                  Issue for services and technology                              19,407                    45,700
                  Less share issuance costs                                           -                  (193,278)
         Issued amount year ended 30 September 1996:
                  Issued for cash                                               143,893                   667,500
                  Issued for services and technology                            213,026                 1,835,537

         Issued amount year ended 30 September 1997:
                  Issued for cash                                               443,158                 2,496,498
                  Issued for services and technology                             11,855                    75,969
                  Less share issuance costs                                           -                  (191,916)
         Issued amount year ended 30 September 1998:
                  Issued for cash                                               211,497                   623,281
         Issued amount year ended 30 September 1999:
                  Issued for cash                                             2,052,743                 2,981,847
                  Less share issuance costs                                           -                  (429,128)
         Issued amount year ended 30 September 2000:
                  Issued for services                                            36,054                    63,816

                Balance, 30 September 2003, 2002 and 2001                     3,830,974                 9,019,271

6.  Fair value of financial instruments:

The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

(a)  Short-term financial assets and liabilities:

The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

(b)  Long-term financial liabilities:

The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values.

7.  Loss on investment

In the fiscal year 2003, the company discovered loans advanced to a related company, were advanced by some of the shareholders, on behalf of PeakSoft Multinet Corporation and was to be repaid by PeakSoft Multinet Corporation. The amount was disputed but it was eventually verified that the related company did in fact receive the amount and that PeakSoft Multinet Corporation was responsible for the repayment of the advanced amount of USD$1,023,090 was verified.

This amount was included in a debt conversion agreement. As a result, the amount has been included in the 2001 comparatives and has been adjusted in these 2002 financial statements with retroactive effect.

8.  Loss per common share:

Loss per common share is based on the weighted average number of common shares outstanding during the year.

9.  Related party transactions:

The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                              2003                  2002
                                                                $                     $

         Salaries to directors and officers                   85,216               97,442
         *Interest accrued on notes due to shareholders       96,730               96,730
         **Legal fees paid to a former employee                    -                    -

                                                             181,946                194172

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

10.  United States GAAP reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

(a)  Loss and loss per share:

                                                                2003              2002
                                                                  $                 $

         Loss in accordance with Canadian GAAP                188,445           434,085

         Loss in accordance with United States GAAP           188,445           434,085

         Loss per common share                                  $0.05             $0.11

         Weighted average number of shares used
         for calculation                                    3,830,974         3,830,974

(b)  Balance sheet:

The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                              31 December 2003                           31 December 2002

                                            Canadian      United States                    Canadian      United States
                                              GAAP            GAAP                            GAAP            GAAP
                                                $               $                               $               $

                  Accumulated deficit      17,505,166      16,682,937                      17,182,284      16,360,055

(c)  Statement of cash flows:

Cash used in operations and cash provided by financing activities would decrease by 2003 - $ nil and 2002 - $ nil.

(d)  Research and development:

In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

(e)  Stock based compensation:

The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans.

The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

                                                     2003                  2002
                                                       $                    $

         Loss - as reported                            188,445             434,085
         Loss per common share - as reported           0.05                0.11
         Loss per common share - adjusted              0.05                0.11

The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                                       2003             2002

         Expected dividend yield                                            0%               0%

         Expected stock price volatility                                   n/a              n/a

         Risk-free interest rate                                           n/a              n/a

         Expected life of options                                          n/a              n/a

(f)  Taxation:

For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

11.  Commitments:

There are no other commitments outstanding not already reported elsewhere in these notes to the financial statements.

12.  Income taxes:

The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,500,000 in the United States and CDN $8,100,000 in Canada.

The following is subject to regulatory and shareholder approval:

(a)  Subsequent to this year-end the Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at the year-end, the liabilities and shareholders' equity on the balance sheet would be as follows:

                                                                                       2003               2002
                                                                                         $                  $

                                    Liabilities                                             -                  -

                                    Shareholder's Equity
                                      Share Capital                                18,038,542          18,038,542
                                    Accumulated Deficiency                        (17,505,166)        (17,182,284)

                                                                                      533,376             856,258

(c)  Subsequent to the approval and issuance of the shares pursuant to the shares for debt conversions, the Company will have 26,973,525 shares outstanding.

14.  Comparative figures:

Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in the current fiscal year.

Company Information:

Corporate Headquarters

PeakSoft Multinet Corp.
3930 Meridian Street, Suite C117
Bellingham, WA 98226
USA
Tel: (360) 961-1419 Fax: (360) 647-5960

Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft Multinet Corp. common stock is listed on the TSX under symbol PKS.

Auditor

Gordon K. W. Gee, Chartered Accountant
#101 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 689-8815 Fax: (604) 689-8838

Corporate Counsel

Forbes, Boyle & Patterson
Barristers & Solicitors
Suite 215 -8171 Cook Road
Richmond, BC V6Y 3T8
Tel: (604)-273-7575 Fax: (604)-273-8475

Transfer Agent and Registrar

Computershare Trust Company of Canada, Calgary, Alberta

Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director

Management

Timothy W. Metz, Chief Executive Officer and President